Exhibit 77D
Morgan Stanley Municipal Income Opportunities Trust

Effective August 24, 2006, the following investment policy
changes took effect for Morgan Stanley Municipal Income
Opportunities Trust (the "Trust"):  the Trust may enter into interest rate swaps and may purchase or sell interest rate
caps, floors or collars.